July 31, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2012-C7
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-177891-01

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (“RBSCF”) in connection with your letter dated June 28, 2013 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K and Forms ABS-15G.  As discussed with Michelle Stasny, Special Counsel in the Office of Structured Finance, this letter confirms that we plan to respond to the comments on or before August 14, 2013.  RBSCF greatly appreciates the Staff's flexibility in this regard.

July 31, 2013

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Douglas Tiesi Joseph Thomas, Esq.